UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No.2)*

GSE Systems, Inc.
------------------------------------------------------
(Name of Issuer)

Common Stock
---------------------------------
(Title of Class of Securities)

36227K106
-----------------------
(Cusip Number)

February 28, 2009
_______________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1    (b)  Babson Capital Management LLC
[X]  Rule 13d-1    (c)  Cobbs Wharf Master Fund, L.P.
[ ]  Rule 13d-1    (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 8 Pages



CUSIP No  36227K106 		             Page 2 of 8 Pages
______________________________________________________________

1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Babson Capital Management LLC
	51-0504477
----------------------------------------------------------------
2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only
----------------------------------------------------------------
4.	Citizenship or place of organization
	Delaware
----------------------------------------------------------------
                      		5.	Sole Voting Power

					         0
	Number of	         	-----------------------------
	shares	            	6.	Shared Voting Power
	beneficially
	owned by				 1,600,000
	each		      	  -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with		                        0
				-----------------------------
8.	Shared Dispositive Power
				1,600,000
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 		1,600,000 (1)
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	       10.02% (2)
      ----------------------------------------------------------------
12.	Type of Reporting person
	IA

1) Babson Capital Management LLC (Babson Capital) serves as investment adviser to Cobbs Wharf Master Fund, L.P., a Cayman Islands limited partnership, which is the registered holder of 1,600,000 of the shares reported as beneficially owned by Babson Capital.
(2) Based on 15,965,346 shares of GSE Systems, Inc. common stock outstanding as reported in the issuer's Quarterly Report on Form 10-Q, for the period ending September 30, 2008.



CUSIP No  36227K106 		   Page 3 of 8 Pages
 ______________________________________________________________
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

Cobbs Wharf Master Fund, L. P.

----------------------------------------------------------------
2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only
----------------------------------------------------------------
4.	Citizenship or place of organization
	Grand Cayman
----------------------------------------------------------------
                                5.	Sole Voting Power

					      0
	Number of	         	-----------------------------
	shares	            	6.	Shared Voting Power
	beneficially
	owned by				1,600,000
	each		      	  -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with		                        0
				-----------------------------

8.	Shared Dispositive Power
				1,600,000
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 		1,600,000 (1)
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	       10.02% (2)
      ----------------------------------------------------------------
12.	Type of Reporting person
	PN


1) Babson Capital Management LLC (Babson Capital) serves as investment adviser to Cobbs Wharf Master Fund, L.P., a Cayman Islands limited partnership, which is the registered holder of 1,600,000 of the shares reported as beneficially owned by Babson Capital.
(2) Based on 15,965,346 shares of GSE Systems, Inc. common stock outstanding as reported in the issuer's Quarterly Report on Form 10-Q, for the period ending September 30, 2008.




CUSIP No  36227K106		   Page 4 of 8 Pages
______________________________________________________________
SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

GSE Systems, Inc.


1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1332 Londontown Blvd., Suite 200
Sykesville, MD 21784


ITEM 2(A):  NAME OF PERSON FILING:

(i)   Babson Capital Management LLC (Babson) as investment adviser.
(ii)  Cobbs Wharf Master Fund, L.P. (Cobbs Wharf)

ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Babson Capital Management LLC
470 Atlantic Avenue
Boston, MA   02210-2208

Cobbs Wharf Master Fund, L.P.
470 Atlantic Avenue
Boston, MA   02210-2208


ITEM 2(C):  CITIZENSHIP:

See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

See Cover Page

ITEM 2(E):  CUSIP NUMBER:

See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:


This statement is filed pursuant to Rule 13d-l(b) (1) (ii) (E) for Babson Capital.

ITEM 4:  OWNERSHIP:

 See each cover page.

CUSIP No  36227K106 		   Page 5 of 8 Pages
______________________________________________________________

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable


ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Cobbs Wharf Master Fund, L. P. 10.02%

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable


ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable


ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10:  CERTIFICATION:

BABSON CAPITAL MANAGEMENT LLC CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2009

Babson Capital Management LLC
Signature:  	// James Masur //
Name/Title:  	   James Masur
		   Chief Compliance Officer
		   Managing Director


CUSIP No  36227K106 		   Page 6 of 8 Pages
______________________________________________________________

COBBS WHARF MASTER FUND, L.P.CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2009

	Cobbs Wharf Master Fund, L.P.
	By: Cobbs Wharf Management, LLC
	Its General Partner

	       By: // James Masur //
               Name:  James Masur
	       Title: Chief Compliance Officer
	              Managing Director





CUSIP No  36227K106 		   Page 7 of 8 Pages
______________________________________________________________

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the amended Schedule 13G filed on or about this date and any future amendments thereto with respect to the beneficial ownership by the undersigned of common shares of GSE Systems, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



         March 27, 2009
        --------------------
	Date


	Babson Capital Management LLC


	_____________________________
	By: // James Masur //
        Name:  James Masur
	Title: Chief Compliance Officer
	       Managing Director






	Cobbs Wharf Master Fund, L.P.

	_____________________________
	By: Cobbs Wharf Management, LLC
	Its General Partner


	By: // James Masur //
        Name:  James Masur
	Title: Chief Compliance Officer
	       Managing Director








CUSIP No  36227K106 		   Page 8 of 8 Pages
______________________________________________________________


March 27, 2009


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413



Re:	SCHEDULE 13G ON BEHALF OF GSE SYSTEMS, INC. FOR THE MONTH
	ENDING FEBRUARY 28, 2009


Dear Sir or Madam:

Babson Capital Management LLC and Cobbs Wharf Master Fund, L.P.
are filing today an amended Schedule 13G through the EDGAR system as required by Section 240.13d-1(b) and Section 240.13d-1(c) to reflect beneficial ownership of greater than 10% of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed are owned by investment advisory clients of Babson Capital Management
LLC, which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617)761-3834.

Sincerely,



// James Masur //
   James Masur
   Chief Compliance Officer
   Managing Director